4 August 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 256,000 Reed Elsevier PLC ordinary shares at a price of 944.5610p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 124,850,135 ordinary shares in treasury, and has 1,144,680,712 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier PLC has purchased 25,403,301 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 148,000 Reed Elsevier NV ordinary shares at a price of €16.5548 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 75,601,194 ordinary shares in treasury, and has 660,837,553 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier NV has purchased 14,706,001 shares.